FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report on Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 March 11, 2004


                          VOCALTEC COMMUNICATIONS LTD.
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)
                                 2 Maskit Street
                             Herzliya 46733, Israel
                    ----------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A -----

     Attached hereto and incorporated by reference herein is Registrant's Immediate Press Release as follows:

     (i) Release, dated March 11, 2004, entitled "VocalTec Announces Private Placement of $9.8 Million".



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)

                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer

Dated: March 11, 2004